September 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gordon
Anne McConnell

Re:	Powerfleet, Inc. Form 10-K for the Fiscal Year Ended March 31, 2025 Form 10-Q for the Period Ended June 30, 2025 Form 8-K filed on June 16, 2025 File No. 001-39080

Dear Mr. Gordon and Ms. McConnell:

Powerfleet, Inc. (the “Company”) acknowledges receipt of the letter of comment dated August 29, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with regard to the above-referenced matter. For the Staff’s convenience, each comment contained in the Comment Letter has been reproduced below in italics followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 36

1.	We note you recorded restructuring costs during the year ended March 31, 2025 and you exclude the costs from your determination of Adjusted EBITDA. We also note you recorded additional restructuring costs during the quarter ended June 30, 2025. Please revise future filings to provide the disclosures required by ASC 420-10-50 and SAB Topic 5:P:4 in MD&A and the notes to the financial statements or explain why you do not believe such disclosures are required.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that it will provide in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2025, the disclosures required by ASC 420-10-50 and SAB Topic 5:P:4 in MD&A and the notes to the financial statements.

Non-GAAP Financial Information, page 40

2.	We note your determination of Adjusted EBITDA includes a non-GAAP adjustment identified as “Recognition of pre October 1, 2024 contract assets (Fleet Complete)”. We also note this adjustment is included in the determination of Adjusted EBITDA for the quarter ended June 30, 2025. It is not clear what the adjustment represents or how it was calculated. Please tell us, and revise future filings to explain, what the adjustment represents and how it is calculated. Also, explain to us how and why you believe the adjustment is appropriate and complies with Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures as it appears the adjustment may represent a partial pro forma adjustment related to a recent acquisition.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

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The non-GAAP adjustment identified as “Recognition of pre-October 1, 2024 contract assets (Fleet Complete)” relates to revenue timing differences resulting from the application of U.S. GAAP to Fleet Complete’s legacy bundled hardware and subscription contracts.

Prior to the Company’s acquisition of Fleet Complete (the “FC Acquisition”), Fleet Complete applied Canadian Accounting Standards for Private Enterprises, pursuant to which bundled hardware and service offerings were typically accounted for as a single performance obligation with revenue recognized over time. Following the FC Acquisition, in accordance with ASC 606, hardware is treated as a separate performance obligation satisfied at a point in time, with control transferring to the customer on delivery. As a result, certain hardware deliveries made prior to the FC Acquisition created a contract asset at acquisition and were subsequently recognized under ASC 606 through post-acquisition customer billing.

This non-GAAP adjustment is calculated each reporting period by identifying and extracting the proportional invoice value of these hardware deliveries that were originally shipped prior to October 1, 2024 from the relevant contract asset general ledger accounts. The allocation between hardware and service revenue performance obligations was determined based on standalone selling prices in accordance with ASC 606.

The Company respectfully notes that it considered relevant guidance including the guidance set forth in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and included this as a non-GAAP adjustment for the following reasons:

●	The adjustment is intended to enhance operating comparability during a defined transition period ending September 2027, rather than to depict the continuing impact of an acquisition on a pro forma basis. This is aligned with current investor and analyst expectations.

●	The adjustment is non-recurring, tied to a fixed population of pre-acquisition contracts, and is expected to phase out completely by September 2027, after which it will be retired.

●	The adjustment is not intended as a revenue substitute or proxy, nor is it intended to reflect billings or any form of accelerated or deferred GAAP revenue. To corroborate this, the Company notes that its annual revenue guidance is on a U.S. GAAP basis and excludes such adjustment.

In response to the Staff’s comment, the Company will revise future filings to:

●	Retitle the adjustment as “Invoice values attributable to hardware applied against pre-acquisition Contract Asset (Fleet Complete)” to avoid any implication of revenue recognition.

●	Expand the non-GAAP footnote to describe the nature of the adjustment, its calculation, purpose (i.e., enhancing operating comparability during the transition), and finite duration.

●	Provide the anticipated roll-forward of these invoiced values through September 2027, substantially in the following form:

Fiscal year end	Duration included	$’000
March 31, 2025	6 Months	3,809
March 31, 2026	12 Months	5,055
March 31, 2027	12 Months	2,582
March 31, 2028	6 Months	279

Consolidated Financial Statements
Note 11 - Short-Term Debt and Long-Term Debt, page 86

3.	We note the A&R Credit Agreement contains certain customary affirmative and negative covenants, including financial covenants, that you complied with for the quarter ended March 31, 2025. We also note you entered into amendments to each of the Facilities Agreement and the Facility Agreement that appear to have amended financial covenants with respect to the ratio of consolidated total net borrowings to consolidated EBITDA. For each debt agreement, including the Facilities Agreement and the Facility Agreement, please revise future annual and quarterly filings to discuss and quantify material debt covenants and disclose whether you complied with the debt covenants as of the reporting date.

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RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that it will discuss and quantify in future annual and quarterly filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2025, the material debt covenants for each debt agreement and disclose whether it has complied with such debt covenants as of the reporting date.

Form 10-Q for the Period Ended June 30, 2025

Item 4. Controls and Procedures
a. Disclosure controls and procedures, page 44

4.	Please revise future filings to provide managements’ conclusion as to whether disclosure controls and procedures were effective or not effective, as of the most recent balance sheet date, as required by Item 307 of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that it will provide managements’ conclusion in future filings requiring this disclosure, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2025, as to whether disclosure controls and procedures were effective or not effective, as of the most recent balance sheet date, as required by Item 307 of Regulation S-K.

In the Company’s next Quarterly Report on Form 10-Q, it will update the disclosure below as of September 30, 2025, and incorporate the revised disclosure under Item 4. Controls and Procedures.

As of June 30, 2025, the Company carried out an evaluation, with the participation of its management, including the Company’s principal executive officer and principal financial officer, of the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Due to the material weaknesses in internal control over financial reporting, management concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2025. Notwithstanding the existence of these material weaknesses, management believes that the condensed consolidated financial statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 present, in all material aspects, the Company’s financial condition as reported, in conformity with U.S. GAAP.

Form 8-K filed on June 16, 2025

Exhibit 99.1

5.	We remind you Item 10(e)(1)(i)(A) of Regulation S-K requires non-GAAP financial measures not be presented with greater prominence than the most directly comparable GAAP measure. We note your headings and narrative disclosures present several non- GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted gross margin, Adjusted service gross margin, and Adjusted product gross margin, more prominently than the most directly comparable GAAP measures, Net loss, Net loss margin, GAAP gross margin, GAAP service gross margin, and GAAP product gross margin. Please revise future filings to fully comply with Instruction 2 to Item 2.02 of Regulation 8-K, Item 10(e)(1)(i)(A) of Regulation S-K, and Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that its future filings will fully comply with Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K, and Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

6.	We note you present numerous pro forma combined disclosures for the quarter ended and year ended March 31, 2024 as well as several pro forma non-GAAP financial measures; however, it appears these disclosures represent combined historical amounts with no related pro forma adjustments. To the extent you present pro forma disclosures in future filings, including pro forma GAAP and pro forma non-GAAP amounts, please ensure they comply with Article 11 of Regulation S-X.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that, to the extent the Company presents pro forma disclosures in future filings, including pro forma GAAP and pro forma non-GAAP amounts, it will ensure they comply with Article 11 of Regulation S-X.

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If you should you have any questions regarding the Company’s responses set forth above, please contact me at (201) 996-9000 or dwilson@powerfleet.com.

Sincerely,

/s/ David Wilson
David Wilson
Chief Financial Officer

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